TSX: EQX NYSE-A: EQX

 Equinox Gold Reports New High-Grade Resource Expansion Drill Results

Intercepts include 36.77 g/t gold over 6.9 metres, 8.55 g/t gold over 14.6 metres, 10.19 g/t gold over 6.0 metres

July 28, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to provide an update from the exploration campaign at its producing El Limon Mine Complex ("El Limon") in Nicaragua. Initial results of the planned 100,000 metres of discovery and resource expansion diamond drilling at El Limon in 2025 have yielded the highest-grade gold mineralization discovered to date on the property, demonstrating significant potential to extend the mineralized corridor to both the north and west of the existing producing deposits.

El Limon Highlight Drill Results (see Figure 1 and Table 1)

  36.77 grams per tonne gold ("g/t Au") over 6.9 metres estimated true width ("ETW") (EL-TMR-25-036)
  13.93 g/t Au over 2.7 metres ETW (LIM-24-5088), 17.85 g/t Au over 3.2 metres ETW (EL-TMR-25-016)
  22.18 g/t Au over 4.4 metres ETW (EL-TMR-25-031), 8.45 g/t Au over 3.2 metres ETW (EL-TMR-25-021)
  13.47 g/t Au over 4.5 metres ETW (EL-TLV-25-1704), 4.55 g/t Au over 5.2 metres ETW (EL-BAB-25-150)
  10.19 g/t Au over 6.0 metres ETW (EL-TLV-25-1706), 5.46 g/t Au over 5.0 metres ETW (EL-TLV-25-1705)
  8.55 g/t Au over 14.6 metres ETW (EL-BAB-25-121), 27.39 g/t Au over 1.9 metres ETW (EL-TMR-25-041)
  12.71 g/t Au over 3.7 metres ETW (EL-TLV-25-1710)

Darren Hall, Chief Executive Officer of Equinox Gold commented: "El Limon was acquired from B2Gold in Q4 2019, at a time when the Nicaraguan assets contained a combined Mineral Reserve of approximately 140,000 ounces of gold. Since then, through focused exploration and disciplined execution, the team has delivered more than a 700% increase in Mineral Reserves, net of production depletion across the assets, underscoring the prospectivity of the region and our ability to unlock value through discovery. In January 2025, we celebrated the milestone of pouring our one-millionth ounce of gold in Nicaragua since the acquisition, and year-end 2024 Nicaragua Mineral Reserves totalled 1.12 million ounces of gold grading 4.36 grams per tonne.

"These recent high-grade drilling results demonstrate the extension of gold mineralization in three areas of the property: adjacent to the operating Panteon underground mine, along the multi-kilometre VTEM Gold Corridor and along trend of the past-producing Talavera mine. The Company currently has an active multi-rig drill program underway and today's results at El Limon continue to demonstrate the potential for meaningful mineral resource growth and additional new discoveries.

"Over the last five years, we have successfully permitted and brought four new satellite mines into production in the country, typically progressing from discovery to first production within 18 to 24 months. Given the upside potential for new satellite mines, our permitting track record, and surplus milling capacity within the hub and spoke operating platform, we believe these exploration results continue to significantly enhance the long-term value of these assets in Equinox Gold's portfolio."

Link 1 - Figures

Link 2 - Tables

About Equinox Gold's Nicaraguan Assets

Equinox Gold's Nicaraguan assets operate as a "hub and spoke" platform, whereby ore from multiple open-pit and underground deposits is processed at either the El Limon or La Libertad mills, which combined have 2.7 million tonnes per year of installed processing capacity. The Company has more than one million tonnes of surplus processing capacity available at its Nicaraguan processing facilities, providing significant flexibility for future growth.

El Limon has produced more than four million ounces of gold to date and continues to demonstrate strong exploration upside. Looking ahead, the Company's Nicaraguan exploration strategy will prioritize resource expansion and discovery drilling across existing resource zones and at high-priority targets including the VTEM Gold Corridor and the past-producing Talavera underground mine, which produced approximately 800,000 ounces of gold when in operation.

Talavera represents a new opportunity at the prolific El Limon property given its location less than three kilometres west of the El Limon processing facility. The extension of mineralization approximately 750 metres west of this historical mine (see Calibre Mining news release dated November 18, 2024) and the discovery of several parallel sub vertically dipping veins led to the delineation of a new 630,000 ounce Inferred Mineral Resource (3.8 million tonnes grading 5.09 g/t gold) (see Calibre Mining news release dated January 29, 2025). The Company's 2025 exploration program at Talavera includes both expansion and delineation drilling while advancing environmental permits, with the objective of ultimately advancing this new deposit to production.

Quality Assurance/Quality Control

Equinox Gold maintains a Quality Assurance/Quality Control ("QA/QC") program for all its exploration projects using industry best practices. Key elements of the QA/QC program include verifiable chain of custody for samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to Bureau Veritas in Managua, Nicaragua, an independent analytical services provider with global certifications for Quality Management Systems ISO 9001:2008, Environmental Management: ISO14001 and Safety Management OH SAS 18001 and AS4801. Prior to analysis, samples are prepared at Veritas' Managua facility and then shipped to its analytical facility in Vancouver, Canada. Gold analyses are routinely performed via fire assay/AA finish methods. For greater precision of high-grade material, samples assaying 10 g/t Au or higher are re-assayed by fire assay with a gravimetric finish. Analyses for silver and other elements of interest are performed via Inductively Coupled Plasma (ICP). Additional information regarding the Company's data verification processes is set out in the El Limon Technical Report, which can be found on the Company's website and on Calibre Mining's profile on SEDAR+ at www.sedarplus.ca.

Qualified Person and Technical Information

The scientific and technical information contained in this news release was approved by David Schonfeldt, P. Geo., VP Mining Geology for Equinox Gold and a "Qualified Person" under National Instrument 43-101. The Mineral Reserve estimate for the Nicaragua assets was disclosed by Calibre Mining Corp. in its Annual Information Form dated March 14, 2025, for the year ended December 31, 2024, which can be found on Calibre Mining's profile on SEDAR+ at www.sedarplus.ca.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: 778.998.3700

E: ryan.king@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including exploration upside at El Limon and potential future mining opportunities at Talavera. Forward-looking Information is generally identified using words like "will", "potential", "growth", "future", "continues", "target", "opportunity", "objective", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration production, cost and development expectations for its respective operations and projects, including El Limon; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered;; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties included in this news release was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.